

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2024

Eric d'Esparbes
Chief Financial Officer
Biora Therapeutics, Inc.
4330 La Jolla Village Drive, Suite 300
San Diego, CA 92122

      Re: Biora Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed April 8, 2024
           File No. 333-278557

Dear Eric d'Esparbes:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Doris Stacey Gama at 202-551-3188 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences

cc: Stewart McDowell, Esq.